Exhibit 99.1

Ur-Energy Realizes US$1,000,000 Value from Sale of Historic Database

Denver, Colorado (Marketwire – October 20, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces the sale of one of its historic databases for US$1,000,000.

The Company completed the sale of the “Moorcroft Database” to Peninsula Minerals Limited (“Peninsula”) (ASX:PEN) for US$1,000,000, and a royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming in which Peninsula reports that it currently controls mineral rights and/or surface access rights over a combined land holding of 23,400 acres, and that it is the dominant mineral rights holder in the area.  The Company obtained the Moorcroft Database as a part of its acquisition of NFU Wyoming, LLC in 2005, which also included several other historic databases.

Bill Boberg, President and CEO, stated, “Ur-Energy geologists have been evaluating the extensive historic databases owned by the Company on an ongoing basis, both for purposes of generating new exploration targets and achieving value through sales like this one to other companies who control the land position.  This in-house evaluation will continue for both purposes.  We are pleased to be able to assist Peninsula in moving their project forward and will continue to work toward creating additional value from our databases.”

The Moorcroft Database originates from the NuBeth joint venture of the 1970s and 1980s between Nuclear Dynamics Inc. and Bethlehem Steel Corporation, and contains drill data on more than 5,000 exploration and development drill holes.  Additionally, the database includes geologic maps, cross sections and technical reports, as well as ISL pilot plant reports on the permitting and commissioning of the historic pilot plant, to further Peninsula’s work at its Lance project on a more efficient basis.  Peninsula has just announced that their review of some 1,780 historic holes in the Moorcroft Database, which Peninsula had previously identified as having no data or being barren, resulted in a re-evaluation of 657 holes as being mineralized.  Peninsula started conducting environmental baseline studies on its Lance project in July 2009 and on October 6, 2009 submitted a Notice of Intent with the US Nuclear Regulatory Commission that it intends to file a license application for Source Material License for an in situ recovery operation on or before December 1, 2010.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., realizing additional value from the Company’s historic databases or from the royalty reserved on the sale of the Moorcroft Database) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.